Bank of America Corporate Center 100 North Tryon Street Suite 4000 Charlotte, NC 28202-4025 +1 704 339 3100 Main +1 704 339 3101 Fax www.dechert.com
FREDERICK H. SHERLEY frederick.sherley@dechert.com +1 704 339 3151 Direct +1 704 339 3171 Fax

April 23, 2010

Mr. Chad Eskildsen Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re: The Westport Funds (the “Trust”) (File Nos. 333-35821and 811-08359)

Dear Mr. Eskildsen:

This letter responds to comments you provided in a telephone conversation on April 9, 2010, regarding Post-Effective Amendment No. 15 to the Trust’s Registration Statement on Form N-1A (“PEA 15”).  PEA 15 was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 1, 2010.

In addition, filed herewith are pages from the Trust’s prospectus with revisions made in response to your comments.  All of the changes described in this letter and shown in the attached blacklines will be reflected in a Post-Effective Amendment that is expected to be filed by April 30, 2010.

A summary of your comments and the Trust’s responses follow.  Capitalized terms that are not defined in this letter have the meanings given them in the Trust’s prospectus.

1.   Westport Select Cap Fund Fund Summary

a.   Comment.  To the extent that the Fund is operating such that its total annual operating expenses as reflected in the fee table are below the level at which such fees are capped under the Fund’s Expense Limitation Agreement, please remove the discussion of the Expense Limitation Agreement from the Fund Summary.

Response.  The language relating to the Expense Limitation Agreement has been moved behind the Fund Summaries, to the portion of the statutory prospectus discussing the Adviser in more detail.  Please see the marked pages from the prospectus.

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC
EUROPE  Brussels  London  Luxembourg  Munich  Paris  ASIA  Hong Kong

Mr. Chad Eskildsen April 23, 2010 Page 2

b.         Comment.  In the first sentence of the second paragraph of the introduction to the Example, remove the text “and that your dividends and distributions have been reinvested.”

Response.   We have made the requested amendment.  Please see the marked page from the prospectus.

c.         Comment.  There is an “Investment Diversification Risk,” but no principal investment strategy relating to investing in small numbers of companies.  Please add a description of such a strategy as appropriate, or explain why such a description is not appropriate.

Response.  The Fund (as well as the Westport Fund) may at times hold a comparatively small number of securities in its portfolio from time to time as a result of, and not as part of, its investment strategy.  Accordingly, the Fund’s portfolio managers believe that it is not appropriate to make any changes to the investment strategies for the Fund that would suggest that a small number of holdings is an affirmative part of the Fund’s investment strategies.

d.         Comment.   In the first introductory paragraph to the Fund Performance section, please delete the second sentence (“The bar chart shows the average annual total returns of the Class R shares of the Fund for the last ten calendar years together with the best and worst quarters during the periods shown.”).

Response.  We have made the requested change.  Please see the marked page from the prospectus.

e.         Comment.   In the first introductory paragraph to the Fund Performance section, delete the following:

The Russell 2000 Index, representing approximately 10% of the U.S. equity market, is an index comprised of the 2,000 smallest U.S. domiciled publicly-traded common stocks in the Russell 3000 Index (an index of the 3,000 largest U.S. domiciled publicly-traded common stocks by market capitalization representing approximately 98% of the U.S. publicly-traded equity markets).  You should note that the Fund is a professionally managed mutual fund, which is subject to advisory fees

Dechert LLP

Mr. Chad Eskildsen April 23, 2010 Page 3

and other expenses, while the index is unmanaged and does not incur expenses.  You cannot invest directly in an index.

Response.   We have made the requested change, although we have added language indicating that the Russell 2000 is an index of smaller capitalization companies given that the name of the index does not make this clear.  Please see the marked page from the prospectus.

f.          Comment.  Delete the first sentence of the second paragraph of the Fund Performance section (“The annual returns for the Class I shares of the Fund are substantially similar to the annual returns for the Class R shares of the Fund for the relevant periods since the inception of the Class I shares because the shares are invested in the same portfolio of securities and the annual returns differ only to the extent that the classes do not have the same expenses”).

Response.  We have made the requested change.  Please see the marked page from the prospectus.

g.         Comment.  Delete the next two sentences of the paragraph referenced in comment 1.f. above, and incorporate the inception dates of the share classes into the table.

Response.  We have made the requested change.  Please see the marked page from the prospectus.

h.         Comment.  In the paragraph above the Average Annual Total Returns chart, delete the sentence “In some cases, the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of Fund shares at the end of the measurement period” unless it actually applies given the Fund’s performance.

Response.  The sentence will not apply to either of the Funds, so the language has been removed from the Prospectus. Please see the marked pages from the prospectus.

2.   Westport Fund Fund Summary

a.         Comment.  Please incorporate all the comments referenced with respect to the Westport Select Cap Fund, as appropriate.

Dechert LLP

Mr. Chad Eskildsen April 23, 2010 Page 4

Response.  We have made changes to the Westport Fund’s Fund Summary that are consistent with those we made in response to your comments on the Westport Select Cap Fund’s Fund Summary, as applicable.  Please see the marked pages from the prospectus.

3.          Summary of Other Important Information Relating to Fund Shares

a.         Comment.   In the “Purchase and Sale of Fund Shares” section, delete the clause “subject to certain restrictions described under the section titled ‘How To Buy and Sell Fund Shares’ on page XX of the Funds’ prospectus” in the first sentence in the first paragraph.

Response.  We have made the requested change.  Please see the marked page from the prospectus.

b.         Comment.  In the first paragraph of the “Purchase and Sale of Fund Shares” section, delete the sentence: “The price given a purchase or redemption order for a Fund’s shares is the net asset value per share of that Fund next determined after the receipt of the order in proper form.”

Response.  We have made the requested change.  Please see the marked page from the prospectus.

c.         Comment.  Delete all of the narrative following the table in the “Purchase and Sale of Fund Shares” section.

Response.  We have made the requested change.  Please see the marked page of the Prospectus.

d.         Comment.  Please change the heading “Dividends, Capital Gains and Taxes” to “Taxes” or “Taxation” to more closely reflect the item in Form N-1A.

Response.  We have made the requested change.  Please see the marked page of the Prospectus.

e.         Comment. Add language to the tax disclosure that indicates that gains with respect to 401(k) and individual retirement accounts are taxed at a later date (e.g., “which are tax-deferred”).

Dechert LLP

Mr. Chad Eskildsen April 23, 2010 Page 5

Response.  We have made the requested change.  Please see the marked page of the Prospectus.

4.           Other

a.         Comment.  If the Funds plan to use summary prospectuses, please provide the legend to be used in the correspondence to the SEC staff.

Response.  The Trust has determined that it will use summary prospectuses, and intends to use the following legend:

Before you invest, you may want to review the funds’ prospectus, which contains more information about the funds and their risks. You can find the funds’ prospectus, statement of additional information and other information about the funds online at http://www.westportfunds.com. You can also get this information at no cost by e−mailing a request to RLynch@westportfunds.com, calling 1-888-593-7878 or asking your financial advisor. The prospectus and Statement of Additional Information, both dated April 30, 2010, as may be supplemented, are incorporated by reference into this Summary Prospectus.

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Thank you in advance for your attention to this letter.  Please contact me with any questions you may have about it at (704) 339-3151.

Very truly yours,

/s/ Fredrick H Sherley

Fredrick H Sherley

cc:	Terry A. Wettergreen Jason Bartel

Dechert LLP